ITEM 77D: The Board of Directors of the fund approved the delegation of its authority to management to effect repurchases, pursuant to management's discretion and subject to market conditions and investment considerations, of up to 10% of the fund's total assets through the current fiscal year ending December 31, 2008.

The Board of Directors of the fund approved changes to the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities permitting the fund to post an uncertified list of portfolio holdings on the Web site at http://www.cohenandsteers.com, no earlier than 15 days after the end of each calendar quarter.

The Board of Directors of the fund approved the expansion of the options strategy to permit the fund to write options on custom baskets of securities and customized indexes and to remove any requirement that a fund must hold an exchange-traded fund (''ETF'') as a portfolio security in order to write an option on an ETF. The value of the underlying securities, ETFs, indices and baskets on which options may be written at any one time will not exceed 25% of the total managed assets of the fund.

On March 18, 2008, the Board of Directors of the Corporation approved changes to the Corporation's dividend reinvestment plan.